UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013212

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C. 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wirth **(312) 935-0123**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AP 3/15

AFFIRMATION

We, James P. Selway III and Kevin B. Wirth, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures, Inc.), as of December 31, 2011, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

James P. Selway III
Chief Executive Officer

Kevin B. Wirth
Vice President/FINOP

OFFICIAL SEAL
ROBERT LEDVORA
Notary Public - State of Illinois
My Commission Expires Nov 9, 2015

Notary Public

KPMG

ITG DERIVATIVES LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH. D.C.
196

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures, Inc.) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	4,780,652
Receivables from broker-dealers, net		1,886,432
Receivables from customers, net		1,141,061
Due from affiliates		92,402
Premises and equipment, net		817,333
Capitalized software, net		1,133,458
Goodwill		17,657,028
Other intangibles (net of accumulated amortization of $1,797,843)		2,602,157
Other assets		79,939
Total assets	$	30,190,462

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,394,970
Accrued compensation and benefits		516,670
Payables to broker-dealers		29,407
Due to affiliates		654,714
Total liabilities		2,595,761
Member's equity		27,594,701
Total liabilities and member's equity	$	30,190,462

See accompanying notes to Statement of Financial Condition.

ITG Derivatives LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that is a wholly-owned single-member subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. Additionally the Company did not have any customer segregation requirements pursuant to CFTC rules and regulation during the year ended December 31, 2011.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities Transactions

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables.

Receivables from customers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through non-affiliated clearing brokers.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2011, are an investment in a U.S. Government money market fund and cash of $3,996,417 and $784,235, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables and payables are carried at market value or estimated fair value.

Stock-Based Compensation

Stock-based compensation expense requires measurement of compensation cost for stock-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. ITG and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted stock awards is based on the fair value of ITG's common stock on the grant date.

Certain restricted stock awards granted have both service and market conditions. Restricted stock awards with market conditions are valued based on the grant date fair value of the award for equity-based awards determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for ITG's common stock. Compensation costs for awards with market conditions are recognized on a graded vesting basis over the estimated service period calculated by the Monte Carlo simulation.

Goodwill and Other Intangibles

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, goodwill is assessed no less than annually for impairment. The impairment testing employed utilizes a discounted cash flow method (an income approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value. In determining the fair value, the discounted cash flow analysis employed require significant assumptions and estimates about the future operations. Significant judgments inherent in this analysis include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in the Company's 2011 discounted cash flow analysis were based on financial forecasts, which in turn were based on the 2011 annual budget developed internally by management. The Company's discount rate assumptions are based on a determination of its required rate of return on capital.

Other intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant and Equipment*. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Premises and Equipment

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment, net on the Statement of Financial Condition were net of accumulated depreciation and amortization of $2,457,396 at December 31, 2011.

Capitalized Software

Software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the three years beginning when the product is available for general release to

customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Statement of Financial Condition. However, if the Company were to report income taxes the Company would have reported a net deferred tax liability of $2,274,175 primarily relating to intangible amortization expense and capitalized software.

Employee Separation Costs

Due to the Company's historical practice of paying termination benefits under an undistributed human resource policy based on a standard or substantially similar formula, employee separation charges incurred in connection with the Company's restructuring plans are accounted for when probable and estimable as required under ASC 712, *Compensation – Nonretirement Postemployment Benefits*.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements that fall in either Level 2 or Level 3.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This update clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

In September 2011, the FASB issued Accounting Standards Update (ASU) 2011-08, *Intangibles – Goodwill and Other (Topic 350)* amending the guidance on the annual goodwill impairment test. Under the amended guidance, the Company will have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than the carrying value, the quantitative impairment test is required. If the Company believes the fair value of a reporting unit is greater than the carrying value, no further testing is required. A company can choose to perform the qualitative assessment on some or none of its reporting entities. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

(3) Restructuring Charges

In June 2011, the Company implemented a restructuring plan to improve margins and enhance its Parent's stockholder returns primarily focused on reducing workforce, consulting and infrastructure costs. All of the accrued costs were paid in 2011, except payments related to certain equity awards which will continue until February 2012.

(4) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2011 consist of U.S. Government money market fund investments of $3,996,417 which is included in cash and cash equivalents. The Company currently does not have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(5) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2011.

		Receivables from		Payables to
Broker-dealers	$	1,384,654	$	29,407
Clearing organizations		516,869		-
Allowance for doubtful accounts		(15,091)		-
Total	$	1,886,432	$	29,407

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables.

(6) Receivables from Customers

The following is a summary of receivables from and payables to customers as of December 31, 2011.

		Receivables from
Customers	$	1,265,014
Allowance for doubtful accounts		(123,953)
Total	$	1,141,061

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables.

(7) Goodwill and Other Intangibles

In accordance with ASC 350, the Company tests goodwill for impairment annually and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one - The fair value of a reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of a reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of a reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill and measure the potential impairment loss.

- Step two - When potential impairment is indicated in step one, a company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is referred

to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair value of a company's reporting unit is determined by considering the income approach.

Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for each of the reporting units which incorporates a cash flow forecast plus a terminal value (a commonly used methodology to capture the present value of perpetual cash flows assuming an estimated sustainable long term growth rate). Such forecasts consider business plans, historical and anticipated future results based upon the expectations for future product offerings, market opportunities and challenges and other factors. The discount rate used to determine the present value of future cash flows is based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill in future periods.

The Company's annual review was conducted in the fourth quarter and it was determined there was no impairment of the carrying value of goodwill.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite-lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(8) Employee Benefit and Stock Plans

Equity Plan

The ITG 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved by ITG's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective May 11, 2010. As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan the 2007 Plan (collectively, 2007 Plan). In October 2008, ITG's Compensation Committee of the Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan was amended and restated in November 2011 and is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA").

Under the 2007 Plan certain employees of the Company in 2011 were granted 13,161 restricted share awards. Generally, and except for awards granted under the VCSUA, restricted stock unit awards granted since 2007 vest in one of the following manners: (a) cliff vest on the third anniversary of the grant date so long as the award

recipient is employed on such date or (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of ITG's common stock price on each of the vesting dates is higher than the 90-day average of ITG's common stock price preceding the grant date (i.e., in the case of (b), market-based restricted stock units).

Under the VCSUA, each eligible participant is granted a number of basic stock units on the date the year-end cash bonus would otherwise be paid to the participant equal to (i) the amount by which the participant's variable compensation is reduced as determined by the compensation committee, divided by (ii) the fair market value of a share of the Company's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of basic stock units granted (20% prior to 2012). Basic stock units vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company on each applicable vesting date, and will be settled in shares of ITG common stock within 30 days after each applicable vesting date. Matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through such vesting date, and will be settled in shares of ITG common stock within 30 days after the date on which such matching stock units vest.

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 2007 Plan.

Effective June 30, 2003, the SUA Program was amended prospectively to include mandatory participation for all employees earning total compensation per annum of $200,000 and greater.

Effective January 1, 2006, the SUA Program was amended to make participation in the plan among eligible participants (employees earning total cash compensation per annum of $200,000 and greater) elective, rather than mandatory.

Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that it did not apply to compensation earned for any calendar year after 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $245,000 for the year ended December 31, 2011. The RSP features include a guaranteed ITG contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary ITG contribution based on ITG's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and an ITG matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of ITG approved the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP became

effective February 1, 1998 and allows all full-time employees to purchase ITG's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(9) Capitalized Software

The capitalized software balance of $1,133,458 was net of accumulated amortization of $3,177,588 at December 31, 2011. This is primarily related to the continued development of the Company's execution management system and related functionality.

Substantially all capitalized software costs were subject to amortization as of December 31, 2011 as the underlying products were all available for release.

(10) Related Party Transactions

Pursuant to a services agreement with ITG Inc., the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to, internal accounting, payroll, legal and other miscellaneous services.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the operation of a production data center and manages the disaster recovery services contract.

The Company entered into services agreements with ITG Inc. and ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

During the year ended December 31, 2011, the Company generated revenues from customers who utilized algorithms of ITG Inc. to execute equity securities transactions. In addition, during the year ended December 31, 2011, the Company generated revenue for executing equity option transactions from clients that were introduced by ITG Inc.

The Company executes equity option transactions on behalf of customers of ITG Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. ("ITGC") and its customers.

The Company employs several software developers who supported certain technology initiatives for affiliates. The proportionate costs which principally represent compensation and employee benefits expense were transferred to the affiliates from the Company on a regular basis throughout the year. In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2011.

(11) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by ITG. The lease was scheduled to expire in 2012; however, was extended to October 2013 with the expense associated with the lease being charged back to the Company.

(12) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers, net and receivables from customers, net. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(13) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is also subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). The Company is required to maintain minimum net capital equal to the greater of the SEC Rule 15c3-1 or CFTC Regulation 1.17 requirements. Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $500,000 or 6 ⅔% of aggregate indebtedness. Under CFTC Regulation 1.17, the Company is required to maintain minimum net capital equal to the greater of $1,000,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $3,458,875, which was $2,458,875 in excess of the CFTC minimum required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 to 1.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Member
ITG Derivatives LLC:

In planning and performing our audit of the financial statements of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures, Inc.) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions and does not carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

SIPC Supplemental Report
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

The Member
ITG Derivatives LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ITG Derivatives LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31 , 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048255 FINRA Dec
ITG Derivatives LLC 10*10
601 S LaSalle St. STE 300
Chicago, IL 60605-1765

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kevin Wirth - (312) 935-0123

2. A. General Assessment (item 2e from page 2)		$ 55,081
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/11 Date Paid		(25,614)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		29,467
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 29,467
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 29,467	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ITG Derivatives LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 24 day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,578,573
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	371,684
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	559,796
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Client Data Center Hosting Fees, Administrative Fees, and I/C Revenue	614,706
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,546,186
2d. SIPC Net Operating Revenues	$ 22,032,387
2e. General Assessment @ .0025	$ 55,081
	(to page 1, line 2.A.)